Exhibit 4.6

PAYOFF, AMENDMENT AND SETTLEMENT AGREEMENT

This Payoff, Amendment and Settlement Agreement (the “Agreement”) is made and entered into as of June 30, 2009, by and between Medialink Worldwide Incorporated, a Delaware corporation (the “Company”) and the undersigned holder (the “Holder”) of the Company’s Variable Rate Convertible Debenture, as amended, due June 30, 2010 (the “Debenture”).  Capitalized terms used but not defined herein have the same meanings ascribed to them in the Purchase Agreement (defined below), the Amendment (defined below), the Warrants (as defined below), or the Debenture.

WHEREAS, pursuant to that certain Securities Purchase Agreement dated as of November 8, 2004 (the “Purchase Agreement”), among the Company, the Holder and the other holders of the Debentures (collectively with the Holder, the “Holders”), the Company issued to the Holders Debentures in the aggregate principal amount of $5 million and warrants to purchase the Company’s common stock (the “Warrants”); and

WHEREAS, on October 6, 2008, the Holders and the Company entered into an Amendment and Waiver Agreement (the “Amendment”) pursuant to which, among other things, (i) the Company prepaid interest through January 9, 2010 (the “Prepaid Interest”); (ii) the maturity of the Debentures was extended to June 30, 2010; and (iii) the Company executed and delivered a security agreement (the “Security Agreement”) to the Holders wherein it granted each Holder a first lien security interest in all of the Company’s assets theretofore and thereafter received to secure the Company’s obligations under the Debentures; and

WHEREAS, the Company wishes to pay off and retire the Debentures on the terms and conditions herein, to amend the Warrants that were issued to the Holders pursuant to the Purchase Agreement, and to have the Holders release their liens on the collateral under the Security Agreement.

NOW THEREFORE, in consideration of the terms contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties, intending to be legally bound, agree as follows:

Section 1.          The Payoff Amount

The Company shall pay to each Holder the Amount listed on Schedule A under each Holder’s name as a Final Payment of its Debenture (the “Payoff Amount”).  Upon receipt of the Payoff Amount, each Holder shall return its original Debenture to the Company and the obligations contained therein shall thereafter be extinguished.

Section 2.          Pre-paid Interest

In consideration for the Holders agreeing to retire the Debentures, in addition to the receipt of the Payoff Amount as per Section 1 above, the Holders are entitled to keep the Prepaid Interest payment that was made in connection with the Amendment and which was meant to cover interest for the 15 month period subsequent to the Permitted Prepayment Date.

Section 3.          Security Agreement

Upon receipt of the Payoff Amount referenced in Section 1 above, the Security Agreement shall be terminated and the Holders will cooperate with the Company to the extent necessary to have the liens on the Collateral pledged thereunder released.

Section 4.          The Warrant

The Holders and the Company agree to amend Section 3(f) of the Warrants by replacing it in its entirety with the following:

Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Warrant, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.  The provisions of this paragraph shall apply similarly and equally to successive Fundamental Transactions and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Beneficial Ownership Limitation, applied however, with respect to shares of capital stock registered under the Exchange Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).

Notwithstanding anything to the contrary herein, in the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, including, but not limited to, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, this Warrant shall upon the consummation of the Fundamental Transaction, be cacnelled and converted into a right to receive from the Company or any Successor Entity (as definded below) an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction.  “Black-Scholes Value” means the value of this Warrant based on the Black- Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to 206% (C) if applicable, the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (D) a remaining option time equal to the time between the consummation date of the applicable Fundamental Transaction and the Termination Date.  Such payment will be made upon receipt from the Holder of the Warrant together with a letter of transmittal or other documentation required by the Company or the Successor Entity and will be made no later than the later of (i) ten (10) business days after the consummation date of the applicable Fundamental Transaction and (ii) the receipt of the aforementioned documents.

Section 5.                  Representations and Warranties of the Company.  The Company hereby makes the representations and warranties set forth below to the Holder as of the date of its execution of this Agreement:

(a)           Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith.  This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)           No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or assets of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(c)           Equal Consideration.  Except as set forth in this Agreement, no consideration has been offered or paid to any person to amend or consent to a waiver, modification, forbearance or otherwise of any provision of any of the Transaction Documents.

(d)           Affirmation of Prior Representations and Warranties.  Except as set forth in the SEC Reports, the Company hereby represents and warrants to the Holder that the Company’s representations and warranties set forth in each of the documents executed by the Company in connection with the Transaction Documents, as amended, are true and correct as of the date hereof.

Section 6.                 Representations and Warranties of the Holder. The Holder hereby makes the representations and warranties set forth below to the Company as of the date of its execution of this Agreement. The Holder represents and warrants that (a) the execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf and (b) this Agreement has been duly executed and delivered by the Holder and constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

Section 7.                  Public Disclosure.  The Company shall, as soon as practical and, in any event, within 4 Trading Days of the Effective Date, issue a Current Report on Form 8-K, reasonably acceptable to the Holder, disclosing the material terms of the transactions contemplated hereby and attaching this Agreement as an exhibit thereto.  The Company shall consult with the Holder in issuing any other press releases with respect to the transactions contemplated hereby.

Section 8.                  Effect on Transaction Documents.  Except as expressly set forth above, all of the terms and conditions of the Transaction Documents shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed or modified by the terms set forth herein, including, but not limited to, any other obligations the Company may have to the Holder under the Transaction Documents.  Notwithstanding the foregoing, this Agreement shall be deemed for all purposes as an amendment to any Transaction Document as required to serve the purposes hereof, and in the event of any conflict between the terms and provisions of any other Transaction Document, on the one hand, and the terms and provisions of this Agreement, on the other hand, the terms and provisions of this Agreement shall prevail.

Section 9.                  Amendments and Waivers.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holder.  An e-mail intending to modify or amend this Agreement shall not be binding upon the parties hereto.

Section 10.               Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.

Section 11.                Survival. All warranties and representations (as of the date such warranties and representations were made) made herein or in any certificate or other instrument delivered by it or on its behalf under this Agreement shall be considered to have been relied upon by the parties hereto and shall survive for the applicable statute of limitations.

Section 12.       Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto; provided, however, that no party may assign this Agreement or the obligations and rights of such party hereunder without the prior written consent of the other parties hereto.

Section 13.                Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

Section 14.               Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined pursuant to the Governing Law provision of the Purchase Agreement.

Section 15.                Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 16.                Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 17.       Entire Agreement.  The Agreement, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 18.               Independent Nature of Holder’s Obligations and Rights.  The obligations of the Holder hereunder are several and not joint with the obligations of any other Holders executing similar agreements, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder with the other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement.  The Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.

Section 19.                Legal Fees.  Simultaneous with the payment of the Payoff Amount, the Company shall pay Iroquois Capital Management $10,000 for legal fees.

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                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their proper and duly authorized officers as of the day and year first above written.

COMPANY:

MEDIALINK WORLDWIDE INCORPORATED

By:
Name:
Title:

HOLDER:

Name of Holder:

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory:

Title of Authorized Signatory:

Schedule A

Holder	Payoff Amount

Iroquois Capital, LP	$731,034.48
Smithfield Fiduciary LLC	$310,689.66
Rockmore Capital, LLC	$173,675.52
Portside Growth and Opportunity Fund	$374,600.34

Total	$1,590,000.00